Form 99.35 Summary of Changes to Form SBSE of GIFMS Capital Company, LLC

The following amendments are being made:

1.Section IV, Item 11A – External Auditor, KPMG's address updated.

2. Section V, Schedule D (Form SBSE Item 13A):

(i) Addition of new affiliate under common control with applicant:

Section V	Complete this section for control issues relating to ITEM 13A only.		
The details supplied relate to:			
1. Partnership, Corporation, or Organization Name GUGGENHEIM ASSET-BACKED FINANCE COMPANY, LLC	CRD Number (if any) 340242	UIC Number (if any)	

(check only one)

This Partnership, Corporation, or Organization [ ] *controls applicant* [ ] *is controlled by applicant* [X] *is under common control with applicant*

Business Address (Street, City, State/Country, Zip + 4/Postal Code) 330 MADISON AVENUE, 10TH FLOOR, NEW YORK, NY 10017 USA	Effective Date MM DD YYYY 04/21/2026	Termination Date MM DD YYYY / /

Is Partnership, Corporation or Organization a foreign entity" [ ] Yes [x] No	If Yes, provide country of domicile or incorporation"	Check "Yes" or "No" for activities of this partnership Corporation, or organization: ▶ Securities [ ] Yes [x] No Activities:	Investment Advisory [x] Yes [ ] No Activities:

Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.
Guggenheim Asset-Backed Finance Company, LLC is wholly owned by Links Holding LLC which is directly owned by Guggenheim Partners, LLC (99.5%) and Guggenheim Manager, LLC (0.5%). Guggenheim Asset-Backed Finance Company, LLC is a registered SEC Investment Advisor.

(ii) Below entities that were previously reported via supplemental exhibits have been consolidated and added directly to Schedule D.

From the original SBSE Application submitted on 06/21/2024:
Guggenheim Partners Investment Management, LLC
Guggenheim Partners Japan, Ltd.
Guggenheim Partners Middle East Limited
Guggenheim Securities International, Ltd.
Guggenheim Securities Research Services, LLC
Sammons Financial Group Asset Management, LLC (terminated on 4/15/2025)
Sammons Financial Network, LLC (terminated on 4/15/2025)
Transparent Value Private Limited (also, business address updated to:
R Square Road, 12 Floor, Andheri Kurla Road, Near Chakala Metro Station, Mumbai, India 400059)

From the SBSE amendment submitted on 10/10/2024:
Guggenheim Private Investments, LLC

From the SBSE amendment submitted on 5/15/2025:
Guggenheim Securities Europe Limited

From the SBSE amendment submitted on 2/2/2026:
Guggenheim Investments Loan Advisors